FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Sunday 9 March 2014, London UK - LSE Announcement

GSK increases stake in Indian Pharmaceuticals subsidiary to 75 per cent after Open Offer

GlaxoSmithKline plc (LSE:GSK) announced today that, following the voluntary Open Offer undertaken by its subsidiary, GlaxoSmithKline Pte Ltd, GSK has successfully increased its stake in its publicly-listed pharmaceuticals subsidiary in India (GlaxoSmithKline Pharmaceuticals Limited), from 50.7% to 75%. GlaxoSmithKline Pharmaceuticals Limited will remain publicly-listed.

David Redfern, Chief Strategy Officer, GSK said: "We are very pleased with the outcome of this transaction, which further increases our exposure to a strategically important market. It is a significant vote of confidence in the future growth prospects of our Pharmaceuticals business in India and underlines GSK's long-standing commitment to the country."

GlaxoSmithKline Pte Ltd accepted 20,609,774 shares from the shareholders of GlaxoSmithKline Pharmaceuticals Limited, representing 24.33% of the total shares outstanding through the Open Offer, which commenced on 18 February 2014 and closed on 5 March 2014.

The offer of INR 3,100 per share values the transaction at approximately INR 64 billion or £625 million (based on prevailing foreign exchange rates). The final payment for shares tendered and accepted will be completed on or before 20 March 2014, at which point GlaxoSmithKline Pte Ltd will acquire full beneficial ownership of the shares tendered in the Open Offer.

The Open Offer was announced on 16 December 2013 and is being managed by HSBC Securities and Capital Markets (India) Private Limited.

V A Whyte
Company Secretary

9 March 2014

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Emily Beamer	+1 215 751 6622	(Philadelphia)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Sally Jackson	+44 (0) 20 8047 5543	(London)
	Kirsty Collins (SRI & CG)	+44 (0) 20 8047 5534	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+44 (0) 20 8047 3289	(London)
	Lucy Singah	+44 (0) 20 8047 2248	(London)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2013.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 10, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc